[CoConnect Letterhead]

September 28, 2005

United States Securities and Exchange Commission

Attn: Ms. Kari Jin, Staff Accountant

Washington, D.C. 20549

Mail Stop 4561

RE:

Item 4.02 Form 8-K

Filed on July 7, 2005Fiscal Year

File No. 000 - 26533

Dear Ms. Jin:

We are writing in response to your comment letter dated July 21, 2005 regarding the above referenced filing.  The filing is being amended and filed concurrently with this letter.  Our responses to your comments follow each of the comments below.

1.   Please amend your filing to:

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disclose when you concluded that your financial statements should no longer be relied on, and

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state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.

We concluded that the financial statements should no longer be relied upon on or about July 6, 2005.

Neither the board of directors nor any committee thereof discussed the matters disclosed in the filing with the Company’s independent accountant prior to reaching their conclusion that the financial statements should no longer be relied upon on or about July 6, 2005.

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_______________________________________________________________

480 East 6400 South Suite 230 Salt Lake City, Utah 84107

Ph: 801-266-9393 Fax: 801-261-2156

The amended filing includes the disclosure from the above two paragraphs.

2.  We note that you intend to file restated financial statements.  Please tell us how, and when you will file them.

We filed an amended Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 on or about September 27, 2005.

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the Filing;

•

Securities and Exchange Commission staff (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

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The Company may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Any questions regarding the revised Filing or this letter should be directed to the Company and David M. Rees, of the law firm of Vincent & Rees, LC, 175 East 400 South, Suite 1000, Salt Lake City, Utah 84111, telephone (801) 303-5730.

Sincerely,

CoConnect, Inc.

By: /s/ LJ Eikov

LJ Eikov

Chief Executive Officer

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_______________________________________________________________

480 East 6400 South Suite 230 Salt Lake City, Utah 84107

Ph: 801-266-9393 Fax: 801-261-2156